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                                                                     EXHIBIT 8.1





January 30, 2002



To the Stockholders of              To the Founders of
UnitedGlobalCom, Inc.               UnitedGlobalCom, Inc.
4643 S. Ulster, Ste. 1300           4643 S. Ulster, Ste. 1300
Denver, Colorado 80237              Denver, Colorado 80237

Ladies and Gentlemen:

You have requested our opinion (the "Opinion") as to certain U.S. federal income tax consequences to you as the Stockholders of UnitedGlobalCom, Inc. ("United"), resulting from a series of transactions contemplated by (i) the Amended and Restated Agreement and Plan of Restructuring and Merger, dated December 31, 2001 (the "Merger Agreement") among United, New UnitedGlobalCom, Inc. ("New United"), United/New United Merger Sub, Inc. ("United/New United Merger Sub"), Liberty Media Corporation ("Liberty"), Liberty Media International, Inc. ("LMI"), Liberty Global, Inc. ("Liberty Global"), and each person indicated as a "Founder" on the signature pages thereto (each such Person, a "Founder"), (ii) the Master Agreement (the "Master Agreement"), dated as of January 24, 2002, by and among Liberty, New United, IDT United, Inc., a Delaware corporation, and IDT Venture Capital Corporation, a Delaware corporation ("IDT Venture"), and with respect to certain provisions thereof, United, and (iii) the letter agreement, dated December 21, 2001, including the term sheet attached thereto, among United, New United, Liberty, and IDT Venture (the "Original Parties"), as amended by those letter agreements, dated January 13, 2002 and January 16, 2002, among the Original Parties, and as further amended by those letter agreements, dated January 21, 2002 and January 23, 2002 among the Original Parties, United Programming Argentina II, Inc. and LBTW I, Inc. (as so amended, the "Consent Letter").

The transaction documents include the Merger Agreement, the Master Agreement, the Consent Letter, the United/New United Merger Agreement, the Stockholders Agreement, the Subscription Agreement, the Founder Newco Merger Agreements, the Liberty 2009 Notes Registration Rights Agreement (if such agreement is entered into as contemplated by Section 2.3 of the Merger Agreement), the Voting Agreement, the United/Liberty Agreement, the New United Covenant Agreement, the No Waiver Agreement, the Standstill Agreement, the Registration Rights Agreement, the Exchange Agreement, the Consent Agreement dated as of



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January 30, 2002, by and among United, New United and Liberty, and any and all other documents, instruments and agreements to be executed and delivered in connection with the transactions contemplated by the Merger Agreement, the Master Agreement and the Consent Letter. The above agreements are collectively referred to herein as the "Acquisition Agreements." The transactions contemplated by the Acquisition Agreements will be referred to herein as the "Transactions."

The Transactions are described in the representation letters (the
"Representation Letters") which are attached as Exhibit A hereto.(1)

Scope of Opinion

In rendering the Opinion, we have relied upon the accuracy and completeness of the facts, assumptions, and representations (without regard to any limitation based on knowledge or belief, or similar limitation):

         (i)      set forth in the Opinion,

         (ii)     contained or referenced in Acquisition Agreements, and

         (iii)    set forth or referenced in the Representation Letters.

New United, United, and United/New United Merger Sub, the Founders, Liberty, Liberty Global, Liberty UCOMA, and LMC UCOMA, Inc. have represented that such facts, assumptions, and representations are true, correct, and complete. However, we have not independently audited or otherwise verified any of these facts, assumptions, or representations. A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions, or representations we have relied upon may require a modification of all or a part of the Opinion. In addition, the Opinion is based on such facts, assumptions, and representations as represented to us as of the date of this letter. Any changes in the facts, assumptions, or representations upon which we have relied between the date of this letter and the actual closing of the Transactions may require a modification of all or part of the Opinion. Our Opinion assumes that the Transactions are executed in accordance with the terms of the Acquisition Agreements, and that the Acquisition Agreements are legally valid and enforceable according to their terms. We have no responsibility to update the Opinion for events, mergers, circumstances or changes in any of the facts, assumptions, or representations occurring after this date.


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(1) Unless otherwise indicated, all capitalized terms shall have the meaning defined in the Representation letter or the Acquisition Agreements where no such definition is included in the Representation Letter.


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The Opinion expressed herein is based on our interpretation of the Internal
Revenue Code of 1986, as amended (the "Code") , the Treasury Regulations (the "Treas. Regs.") thereunder, reported court cases as of the date of this letter, rulings and procedures issued by the Internal Revenue Service (the "Service), and such other authorities as we deemed relevant, in each case of the date of the Opinion.(2) U.S. federal income tax laws, Treas. Regs., and the interpretations thereof, are subject to change, which could adversely affect the Opinion. Should there be any change, including any change having retroactive effect, in the Code, the Treas. Regs., and the administrative guidance issued thereunder, or in the prevailing judicial interpretation of the foregoing, the Opinion expressed herein would necessarily have to be reevaluated in light of such change. The Opinion is directed only to Holders who hold their United stock as a capital asset within the meaning of Section 1221 of the Code. Certain types of Holders (including insurance companies, tax-exempt organizations, mutual funds, retirement plans, financial institutions, dealers in securities or foreign currency, persons who hold their United stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for United States Federal income tax purposes or who have a functional currency other than the United States dollar, investors in pass-through entities, traders in securities who elect to mark-to-market, certain expatriates, and Holders who are not U.S. citizens or residents, domestic corporations or partnerships, or U.S. trusts or estates) may be subject to tax rules that are not discussed in the Opinion. The Opinion is as of the date of this letter, and we have no responsibility to update the Opinion for changes in applicable law or authorities occurring after the date of the Opinion.

The Opinion expressed herein is limited to the specific U.S. federal income tax consequences of the Transactions described herein. You have not requested us to consider, nor have we considered, in the Opinion any other U.S. federal income tax consequences; non-income tax consequences; or any state, local or foreign income tax consequences of the Transactions. Accordingly, we do not express any opinion regarding the treatment that would be given the Transactions by the applicable authorities on any such other U.S. federal income tax; non-income tax; or state, local or foreign tax issues. Furthermore, we express no opinion on non-tax issues such as corporate law or securities law matters. We express no opinion other than as stated herein, and neither the Opinion, nor any prior statements, are intended to be viewed , nor should they be construed, as an opinion on any other matters.

Opinion

In our opinion, for U.S. federal income taxes:

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(2) All "Section" references are to the Code and the Treas. Reg.

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i.     The formation of the Founder Newcos (each a single member limited liability company and taxed as a disregarded entity) and each Founder Newcos' merger with and into New United pursuant to the respective Agreement and Plan of Merger will be disregarded for federal income tax purposes, and the merger will be treated as a transfer by the Founders of their United stock to New United in exchange for New United stock.

ii. The formation of United/New United Merger Sub and its merger with and into United will be disregarded for federal income tax purposes and the transaction will be treated as a transfer by the United Stockholders of their United stock to New United in exchange for New United stock.

iii. The exchanges described in (i) and (ii) above will constitute an exchange within the meaning of Section 351 for those Founders and United Stockholders who receive solely New United stock in exchange for their United stock. Consequently, no gain or loss will be recognized by such Founders and United Stockholders. In the event that cash is received in lieu of the receipt of fractional shares of stock of New United by a Founder or a United Stockholder who otherwise receives solely New United stock, income or loss will be recognized by such Founder or United Stockholder as described in iv. below.

iv. Holders of United common and preferred stock will recognize either (i) gain or loss, or (ii) ordinary dividend income, with respect to cash received instead of a fractional share interest in New United common stock. Under the first alternative characterization, the gain or loss will be measured by the difference between the amount of cash they receive and the portion of the tax basis of their shares of New United common stock allocable to the shares of New United common stock or preferred stock exchanged for the fractional share interest. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if, at the time the transaction is completed, the shares of United common stock and preferred stock (i) are treated as capital assets in the hands of the Holder and (ii) have been held for more than one year. Under the second alternate characterization, the entire amount of cash received, without any reduction for the tax basis of the Holder allocable to such fractional shares, will be treated as ordinary dividend income. The determination of which alternative will apply depends upon each Holder's facts and circumstances and is governed by Section 302 of the Code (as modified by Section 304 of the Code). This determination takes into consideration each Holder's proportionate direct and indirect ownership (determined by applying a highly complex series of attribution rules set forth in Section 318 of the Code (as modified by Section 304 of the Code)) of the stock of United prior to the Transactions as contrasted to that Holder's direct and indirect ownership of United (through his or her direct or indirect ownership of New United) immediately following the Transactions and whether such Holder experiences a diminution of his or her direct and indirect ownership that meets one of the



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       several tests for sale or exchange treatment provided under Section
       302(b) of the Code. In general, under Section 318 of the Code, a shareholder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that the shareholder, or related individuals or entities, has the right to acquire by exercising an option or converting a convertible security. Any Holder in such situation is urged and expected to consult with his or her individual tax advisor to consider the tax effects of this type of situation.

v. Solely with respect to shares of stock of New United actually received in exchange for shares of United stock, each Founder's and United Stockholder's aggregate basis in the New United stock received should equal such Founder or United Stockholder's basis in their United stock surrendered for such shares as determined immediately prior to the Transactions reduced for the basis allocated to the deemed receipt of fractional shares, if any. Such remaining basis should be allocated among the New United stock received by such Founder or United Stockholder in proportion to the fair market values of the New United stock received. Each Founder's and United Stockholder's holding period in the New United stock received in the Transactions should include the holding period of the United stock exchanged therefore by such Founder or United Stockholder, provided, and to the extent that, such United stock is held as a capital asset at the time of the mergers. The holding period applicable to each share of New United common stock received in the Transactions will be a split holding period, based on the holding periods of each proportionate part of the United shares that were converted in the Transactions, for any Holder of more than one class of United stock, or any Holder with varying basis or holding periods in a single class of United stock

vi. The exchange of United Class B Stock for United Class A Stock by the Founder Newcos just prior to the merger of United/New United Merger Subsidiary with and into United, the exchange of United Series E Preferred Stock for United Class A Common Stock, and the conversion of United/New United Merger Subsidiary's outstanding Class B and Class C Common stock into 1,500 shares of United Class B Common Stock and 300,000 shares of United Class C Common Stock taken in conjunction with the cancellation of each share of United Class A Stock, United Class B Common Stock, United Series B Preferred Stock, United Series C Preferred Stock, and United Series D Preferred Stock held by New United just prior to the merger will constitute a tax-free recapitalization of United under
       Section 368(a)(1)(E) of the Code.

vii. No gain or loss should be recognized by (1) New United (2) United (3) and United/New United Subsidiary upon the merger of United/New United Subsidiary into United and the actual or deemed exchange of United shares solely for New United Common shares pursuant to the Transactions under
       Section 1032 of the Code.


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viii.  New United and United (including any US corporations that will continue to file a consolidated Federal income tax return with United after the Transactions) may not join in the filing of a consolidated Federal income tax return because New United and United are not " members of an affiliated group" as defined in Section 1504(a) of the Code since New United will not own stock of United that is sufficient to meet the requirements for tax consolidation prescribed by Section 1504 of the Code.

ix. In taxable periods following the Transactions, if the Transactions result in United experiencing an ownership change as defined in Section 382 of the Code, United will be limited in its ability to utilize certain pre-ownership change net operating losses (which may include certain losses or deductions recognized for Federal income tax purposes after such change in ownership). United's existing net operating losses may be used to offset any "cancellation of debt" income recognized as a result of Liberty's or New United's acquisition of the Senior Notes, if such an acquisition occurs prior to the merger of United/New United Subsidiary into United, and United does not experience an ownership change as defined in Section 382 of the Code prior the Transactions.

This Opinion is solely for the benefit of the Founders and United Stockholder's and is not to be relied upon by anyone else. We assume no responsibility for tax consequences, or any other consequences, to any other parties to the Transactions or to other persons. Instead, any such party or person should consult and rely upon the advice of their own counsel, accountant, tax advisor, or other advisors. Except to the extent expressly permitted hereby and without the prior written consent of Arthur Andersen LLP ("Andersen"), this document may not be disclosed or quoted, nor otherwise referred to in any documents except as referenced in the Acquisition Agreements. Disclosure by the addressees to a taxing authority after consultation with Andersen in the event of an audit, a penalty, or similar assertion by such authority, or as otherwise required by law is permitted, however. Notwithstanding anything herein to the contrary, (i) no restriction herein is intended to be nor shall be construed as a condition of confidentiality as such term is used in Sections 6011, 6111, 6112 of the Code and the Treas. Regs. thereunder; and (ii) any corporation or individual has Andersen's authorization to disclose to any and all persons, without limitation of any kind, any entity, plan, arrangement or transaction referenced in this document; it being such corporation's duty to ascertain whether any further authorization is needed from the addressees or others.


/s/ ARTHUR ANDERSEN LLP


ARTHUR ANDERSEN LLP


Attachments omitted